Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: June 3, 2021

Bernstein’s 37th Annual Strategic Decisions Conference JJ Ruest President & CEO, CN Patrick J. Ottensmeyer President & CEO, KCS June 3, 2021

Forward-Looking Statements Certain statements included in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. 2

Additional Information No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This presentation is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Non-GAAP Measures CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). This presentation includes certain forward looking non-GAAP measures, including EBITDA, free cash flow and adjusted debt-to-adjusted EBITDA multiples. These non-GAAP measures may not be comparable to similar measures presented by other companies. It is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures, due to unknown variables and uncertainty related to future results. Please see note on Forward-Looking Statements above for further discussion. All amounts in this presentation are expressed in US dollars, unless otherwise noted. All references to the “Company” are to CN. 3

CN-KCS: An “End-to-End” Merger That Will Enhance Choice and Competition CUSTOMER CHOICE—Wide variety of transportation options in the center of the U.S. including rails, highways and barges on the Mississippi River system—The CN-KCS combination will create and add new direct rail routes that will enhance multimodal competition and maximize customer choice—Committed to preserve connectivity by keeping current gateways open NEW OPPORTUNITIES—Create service where no direct choices exist today, enhancing competition between motor carriers and railroads and among railroads—Provide grain shippers in Illinois with new access to East St. Louis and new direct single-line service to Mexico and ports in Mobile / New Orleans NO OVERLAP—CN has committed to a divestiture of a 70-mile section of track that would result in zero overlap—End-to-end merger ensures that shippers enjoy the same number of options that they do today CONTINUED INVESTMENT—$250 million in infrastructure investments across CN and KCS lines —Results in more efficiency, more capacity and more opportunities for employees and communities CN-KCS is a fully end-to-end merger that will produce significant public interest benefits 4

High Confidence in Our Original Estimate of $1B in EBITDA Synergies

New Revenue Opportunities

- ✓ The revenue opportunities are based on two major routes:
  - Kansas City Speedway – connecting CN's Midwest foothold and the KC region
  - CN Greenway – connecting Mexico, East Texas and the Gulf with CN's US Midwest and Eastern Canada foothold
- ✓ Combined business could target an incremental $6B of truck intermodal and $2B of rail TAM
- ✓ Diligence on KCS identified additional opportunities beyond original assessment (mostly carloads)

Cost Efficiencies

- ✓ Improved fuel efficiency and lower costs
- ✓ Technology deployment on a larger network
- ✓ More effective purchasing of operating and capital expenditures
- ✓ Core of cost savings will not be people-driven

Intermodal Opportunity Breakdown (1)



Truck
Rail
$2B
$6B
A ~$6B truck addressable market ...
...with rapid future growth from USMCA and reshoring trend
8%
9%
35%
23%
24%
Industrial Products
Manufacturing Materials
Food and Ag (Temperature Controlled)
Consumer Products
Automotive Parts

Synergies are predominantly growth and revenue-driven; and will yield environmental benefits by taking trucks off the road

(1) Conservative estimate based on CN's original assessment of new revenue opportunities.

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CN’s Advanced Technology Applied to a Larger Rail Network ✓ Autonomous Track Inspection Program (for Safety and Capacity) • Latest sensors and AI technology for accurate preventative maintenance, enabling up to 20x    more inspections • Proven rail safety improvements (reduce incidents, reduce incident costs, better customer sentiment) ✓ Digitalized and Automated Train Inspection (for Safety and Reliability) • More frequent and better machine vision-based inspections • High-resolution imaging coupled with powerful machine learning algorithms ✓ Connecting the Supply Chain (for Service and Business Growth) • Real-time “track and trace” for customer shipments • Reducing end-to-end variability and cycle times The combined CN-KCS customers will benefit from CN’s leadership and investments in advanced technology 6

Mexico Provides Unparalleled Growth Opportunities Mexico Near-Sourcing Benefits and Positive Drivers KCS Customer / Partner Investments and Projects ✓ Multiple factors (including the ratification of USMCA, the COVID-19 Steel Billets Paper / Cardboard pandemic, and other macro geo-political trends) have led to an increased corporate focus on near-sourcing / near-shoring Steel Plate Automotive Steel ✓ Mexico’s manufacturing economy will reap material benefits ✓ Companies who near-source in Mexico have multiple advantages:—Trade advantages—Manufacturing clusters—Competitive labor costs with a highly trained workforce Fuel Terminal KCS US-Mexico Volume Automotive Steel 13% Volume CAGR since 2009 Automotive Plant 700 40% 30% thousands) 500 Tota l (in 20% 300 Volume 10% Carloads 100 0% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Steel Coils Automotive Plant Intermodal / Automotive â– Cross Border Carloads % of Total Carloads CN-KCS will be very well positioned to participate in Mexico’s growing economy and near-sourcing phenomenon Source: KCS public filings 7

Creating A Seamless, Same-System U.S.–Mexico Connection via Laredo, TX

2020 U.S. & Mexico Surface Trade by Border Crossing Import and Export

Value (US$ billions) & % Share

Commentary

- Laredo, TX is the leading U.S.-Mexico border crossing
- KCS has exclusive access to the Northeast Line linking the heart of Mexico's manufacturing region with all Class 1 Rails
- Partnering with trucking firms to convert traffic
- Intermodal has cost advantages over truck
- Multiple initiatives to provide improved rail throughput, including faster customs processing & enhanced security:
  - Unified Cargo Processing for U.S. imports (Aug 2017)
  - International Crews (started July 2018)
  - Reduced border crossing windows to four hours (April 2021) with ultimate plans to remove windows altogether
  - Future technology enhancements, Increased DHS Scanning Speeds


48%
$200.1
Laredo - Texas
11%
$43.7
Otay Mesa - California
7%
$29.1
Hidalgo - Texas
7%
$28.0
Eagle Pass - Texas
7%
$27.4
El Paso - Texas
6%
$23.3
Santa Teresa - New Mexico
5%
$21.6
Nogales - Arizona
10%
$41.0
All Other Gateways

The CN-KCS Premier USMCA rail network will connect the U.S. and Mexico through the #1 gateway in Laredo, TX

Source: KCS public filings

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Committed to Maintaining a Strong Balance Sheet and Investment Grade Rating – During and After the Voting Trust CN’s Strong Financial Profile Projected Rapid Deleveraging Profile (1) • Strongest balance sheet among Class I rail carriers • S&P and Moody’s expect CN to remain investment grade Trust period Post-trust period • Suspended share buy-backs • Strong FCF profile 4.5x • Continued capital expenditure investments 3.9x Rapid deleveraging profile 3.3x • 2.8x 2021E 2022E 2023E 2024E CN is committed to maintaining a strong financial position and investment grade profile (1) Represents adjusted debt-to-adjusted EBITDA multiple, assuming closing into trust at end of 2021. Please see the heading Non-GAAP Measures in this presentation. 9

KCS Management and Governance While in Voting Trust 1. Continuity of KCS’ existing governance and executive management—KCS management will remain in control of KCS (CN will have no governance rights nor exercise any control over KCS)—Pat Ottensmeyer will continue to lead KCS as CEO, reporting to the Board and the Trustee—KCS’ Board has approved retention bonuses to ensure the team stays in place and manages the company 2. No change in KCS’ existing strategic plan and operations—KCS management will lead and operate KCS in the same manner as it currently does—KCS will act in the ordinary course of business and will continue to pursue its existing strategic plan 3. No change in capital allocation policy; KCS will continue to be well-capitalized and make investments in its business—Investment grade rating of BBB+ / Baa2—KCS will continue to deploy 40-50% of available cash to capital expenditures—KCS will make marketing and capital investments with the interests of KCS and its customers in mind, not those of CN CN application satisfies every aspect of Voting Trust approval framework 10